UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 1, 2016

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Trading in Novo Nordisk shares by board members, executives and associated persons on 31 October 2016

Bagsværd, Denmark, 1 November 2016 — This document discloses the data of the transaction(s) made in Novo Nordisk shares by the company’s board members, executives and their associated persons in accordance with Article 19 of Regulation No. 596/2014 on market abuse.

The company’s board members, executives and their associated persons have given Novo Nordisk power of attorney on their behalf to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons.

Please find below a statement of such trading in shares issued by Novo Nordisk.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Maziar Mike Doustdar
2	Reason for the notification
a)	Position/status	Executive vice president and head of International Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 239.30	183 shares
		DKK 239.30	400 shares
		DKK 239.30	250 shares
		DKK 239,30	348 shares
		DKK 239,30	152 shares
		DKK 239,30	200 shares
		DKK 239,30	200 shares
		DKK 239,30	100 shares
		DKK 239,30	111 shares
		DKK 239,30	160 shares
		DKK 239,30	150 shares
		DKK 239,30	433 shares
		DKK 239,30	200 shares
		DKK 239,40	250 shares
		DKK 239,40	300 shares
		DKK 239,40	559 shares
		DKK 239,40	300 shares
		DKK 239,40	220 shares
		DKK 239,40	348 shares
		DKK 239,40	348 shares
		DKK 239,40	348 shares
		DKK 239,40	600 shares
		DKK 239,40	152 shares
		DKK 239,40	200 shares
		DKK 239,40	1 share
		DKK 239,40	190 shares
		DKK 239,50	297 shares

d)	Aggregated information
	- Aggregated volume	7,000 shares
	- Price	DKK 239.36

e)	Date of the transaction	2016-10-31
f)	Place of the transaction	Nasdaq Copenhagen

Definitions and background information:

Publication

Publication shall take place no later than three working days after the trading by board members, executives or their associated persons. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 20,000 EUR.

Who are board members, executives and associated persons?

Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) Other relatives defined as brothers, sisters, parents, grandparents, children, grandchildren, cousins etc. who have shared the same household with a board member or executive for a period of at least one year on the date of the given transaction and 4) any legal persons, trust, or partnership, the managerial responsibilities of which are discharged by a board member/executive or by a person referred to in items 1)-3) above, which is directly or indirectly controlled by such a person, which is set up for the benefit of such a person, or the economic interests of which are substantially equivalent to those of such a person.

What is trading/transaction?

Trading is any kind of transaction, including shares and share related securities purchased or otherwise acquired, sold or otherwise disposed, gifts, mortgages, heritage and grants, allotments and exercise of options.

What is financial instrument and ID code?

Financial instrument includes shares listed on the Nasdaq Copenhagen and ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US- based employees. The ID code is the code (ISIN DK0060534915) of the Novo Nordisk share on the Nasdaq Copenhagen or the code (NVO) on New York Stock Exchange.

What is date and place of transaction?

Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, i.e. Nasdaq Copenhagen or New York Stock Exchange.

What is the volume and price of transaction and aggregated information?

The volume of transaction is the number of shares (of DKK 0.20 nominal value) or other financial instruments traded. In case of a single transaction the price is the price of that single transaction. In case of multiple transactions, when the transactions relates to the same financial instrument, are of the same nature, are executed on the same day and are executed on the same place, the volume must be aggregated. The price of the aggregated transactions is the weighted average price.

The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of ADRs listed on New York Stock Exchange.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,300 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 75 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 1, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer